Reply Attention of	Grant Y. Wong
Direct Tel.	604.643.3178
EMail Address	gyw@cwilson.com
Our File No.	28291-1 / D/GYW/781369.1

November 10, 2005

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549-7010

Attention:	Mellissa Campbell Duru

Ladies and Gentlemen:

Re:        Torrent Energy Corporation
Registration Statement on Form SB-2
Filed September 23, 2005
File No. 333-128593
Form 10-KSB for the Fiscal Year Ended
March 31, 2005
File No. 1-9949
Form 10-QSB for the Fiscal Quarter Ended
June 30, 2005
File No. 1019949

                         Thank you for your letter of October 21, 2005 with respect to the above referenced filings by Torrent Energy Corporation (the “Company”). As counsel to the Company, we wish to respond to your letter as follows.

We have keyed our responses to your comments and have provided you with supplemental information where applicable. We enclose three marked copies of Amendment No. 1 to the registration statement on Form SB-2 (the “Amendment”). Unless otherwise

HSBC Building 800 – 885 West Georgia Street Vancouver BC V6C 3H1 Canada Tel.: 604.687.5700 Fax: 604.687.6314 www.cwilson.com

Some lawyers at Clark Wilson LLP practice through law corporations.

indicated, page references used in this letter relate to the enclosed marked version of the Amendment. Terms not defined in this letter have the same meaning ascribed to them in your letter of October 21, 2005.

Form SB-2

General

1.              The Company confirms that it received permission, pursuant to the terms of Section 4.05 of the Investment Agreement, from Cornell Capital Partners, LP to file the registration statement on behalf of Placer Creek Partners, LP, Placer Creek Investors (Bermuda) LP and SDS Capital Group SPC, Ltd., which are the entities other than Cornell Capital Partners, LP that are listed in the selling stock holder table. Wellington Management Company, LLP is the investment advisor to Placer Creek Partners LP and Placer Creek Investors (Bermuda) LP and Wellington Management Company, LLP shares voting power and investment discretion with these two selling stockholders.

The Offering, page 5

2.              The registration statement has been amended to disclose the fact that, under the terms of the Investment Agreement between Cornell Capital Partners, LP and the Company, the gross proceeds from the sale of the Series C Convertible Preferred Stock is to close in three tranches. The first tranche closed within two business days following the Investment Agreement, the second tranche closed two business days prior to the date of the registration statement and the third tranche will close on the fifth business day following the date the registration statement is declared effective.

3.              The registration statement has been amended to state that based on the volume weighted average trading price per common share for the five trading days ending September 22, 2005, 8,680,556 shares of our common stock would be issuable upon conversion of all of the Series C Stock. The conversion price has been calculated as follows:

Date	Close Price	Volume	Volume Weighted
September 16, 2005	$1.70	54,400	$92,480
September 19, 2005	$1.68	61,700	$103,656
September 20, 2005	$1.70	53,400	$90,780
September 21, 2005	$1.72	46,300	$79,636
September 22, 2005	$1.68	64,500	$108,360
Total		280,300	$474,912

Volume Weighted Average Conversion Price			$1.69

Risk Factors, page 6

Risks Relating to Our Series C Convertible Preferred Stock, page 9

“The continuously adjustable conversion price feature ...,” page 9

4.              The registration statement has been amended to clarify this risk factor. The Company’s obligation to issue shares upon conversion of our Series C Convertible Preferred Stock is essentially limitless if the trading price per common share declines towards zero as the number of Series C Stock convertible into common stock is based on the trading price per common share of the Company.

5.              The registration statement has been amended to provide a separate risk factor that addresses how the adjustable conversion price feature may encourage short sales by investors.

6.              The registration statement has been amended to include a table that delineates the dilutive impact to shareholders in terms of the number of shares issuable upon conversion of Series C Convertible Preferred Stock caused by a decline in market price of the common stock of the Company.

Selling Stockholders, page 37

7.              The registration statement has been amended to include additional disclosure on the terms of the Investment Agreement with respect to the Series C Convertible Preferred Stock. The registration statement has also been amended to supplement the disclosure to provide investors with a better understanding of the dilutive impact to them caused by the adjustable conversion price feature and declines in the market price of the common stock of the Company.

8.              The Company confirms that there are no selling stockholders who are registered broker-dealers or affiliates of registered broker-dealers.

9.              The registration statement has been amended to identify in the footnotes to the selling stockholder table the natural persons who exercise voting and/or investment power over the entities listed.

Exhibits, page 42

10.           The execution copy of the securities purchase agreements referenced in Exhibits 10.11, 10.12 and 10.13, inclusive of conformed signature pages, has been filed with the amended filing.

Form 10-KSB

Forms 10-QSB

11.           The Company confirms that there were no changes to internal controls over financial reporting of the Company for the periods covered by each of the Form 10-KSB for the fiscal year ended June 30, 2005 and the Form 10-QSB for the fiscal quarter ended December 31, 2005 and. Please see the enclosed letter from the Company providing such a representation. We confirm that, based on our telephone call of October 31, 2005 with Mellissa Campbell Duru, revised disclosure and updated certifications pursuant to Item 601 of Regulation S-B are not required.

Closing

We trust our above response addresses your letter satisfactorily. Should you have further comments or any questions, please direct them to the undersigned at 604-643-3178.

Yours truly,

CLARK WILSON LLP

Per: /s/ Grant Y. Wong

Grant Y. Wong

GYW/

Enclosure

cc:	Torrent Energy Corporation (via facsimile)

            Attention: Mark Gustafson

TORRENT ENERGY CORPORATION

November 7, 2005

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549-7010

Attention: Mellissa Campbell Duru

Dear Sirs:

Form 10-KSB for the Fiscal Year Ended March 31, 2005

File No. 1-9949

Form 10-QSB for the Fiscal Quarter Ended June 30, 2005

File No. 1019949

We hereby represent that there were no changes to the internal controls over financial reporting of Torrent Energy Corporation for the periods covered by each of the Form 10-KSB for the fiscal year ended March 31, 2005 and the Form 10-QSB for the fiscal quarters ended June 30, 2005.

Yours sincerely,

TORRENT ENERGY CORPORATION

/s/ Mark Gustafson

Mark Gustafson

President

Torrent Energy Corporation	600 – 666 Burrard Street, Vancouver, BC	V6C 2X8	Office: 604.639.3118	www.torrentenergy.com